Mail Stop 3561

November 30, 2006

David Boedker, Sr., President and Chief Executive Officer
Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, Pennsylvania 17857

> **Re:** **Keystone Insurers Group, Inc.**
> **Amendment No 2 to Form 1-A**
> **Amendment filed October 12, 2006**
> **File No. 24-10133**

Dear Mr. Boedker:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that your amendments to the Form 1-A filed on 11/7/2005, 1/24/2006, 7/17/2006 and 10/16/2006 were filed without the appropriate signatures on the Signature page of the form. Please be advised that you need to provide the required signatures on all future amendments. We will not be in a position to review or perform a detailed examination of the offering statement and we will not issue comments on any future amendment filed without the required

signatures.

2. We also note that you have filed only the offering statement without any exhibits on your amendments to the Form 1-A filed on 11/7/2005, 1/24/2006, 7/17/2006 and 10/16/2006. We have no way to determine any changes to the exhibits that should have been filed with these amendments. Please file all required exhibits to the Form 1-A including exhibits containing the most current changes. We may have further comment.

3. We note your response to comment 2 of our letter dated February 27, 2006. Please note that the Form 1-A that you filed did not have as exhibits the employment agreements nor the addendums for David E. Boedker, Michael Azar, Colin Buzzard, George Wynne and Joseph Joyce. Please file these agreements and their addendums as exhibits to the Form 1-A.

4. In your response to our prior comment 5 from our February 27, 2006 letter, you have revised the text under Item 41(c) to eliminate certain disclosures concerning your Amended and Restated Shareholders Agreement with respect to preemptive rights. Please confirm that this provision has been eliminated from your Shareholders Agreement and clarify whether any of your currently existing shareholders – pursuant to prior sales agreements, would have these sorts of rights.

Item 4 Jurisdictions in which Securities are to be offered

5. Please revise your disclosure to clearly indicate that the new franchises referenced in response to Item 4(b) will be in Indiana and/or Ohio.

6. We note that your statement that "[f]or the second part of the Offering, the issuer plans to offer each new franchise, on a rolling basis, a chance to subscribe to its common stock within 30 days after they sign a Franchise Agreement with the issuer … This Offering Statement includes such offers made to new franchises in the two years following the initial qualification date of this Offering Statement by the SEC." Your offering does not appear to be eligible to conduct a delayed offering under Rule 415. Revise your offering as appropriate or provide us with a detailed legal analysis as to how your offering complies with Rule 415. See Rule 251(d)(3) of Regulation A and Rule 415 of Regulation C. We may have further comment.

Cover Page

7. We note that the company has revised its text in response to the "Duration of the

offering" prompt as well as our comment 8. However, you do not appear to have completed your sentence with respect to new franchises, please do so. Also include disclosure indicating that the funds in escrow will be returned with interest if the minimum proceeds are not raised by the completion date of the offering or the extension thereof.

8.   Please clarify that you will only sell through a broker in North Carolina and specifically name the firm that you will use.

Offering Circular Summary

9.   Please note that the current address for the SEC's reading room is 100 F Street, NE, Washington, D.C. Your current disclosure reflects our old address.

Transfer Restrictions, page 4

10.   Revise to briefly address how the valuation of the shares upon a mandatory redemption of the shares.

Terms of the Offering How To Subscribe

Plan of Distribution, page 7

11.   We note your statement that "all subscriptions are irrevocable. Once you have submitted a subscription and payment for shares, you cannot withdraw it, unless our board of directors determines otherwise." Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares prior to the company's acceptance. We may have further comment.

Conditions of the Offering, page 8

12.   Briefly indicate in this section whether the company's officers and/or directors can purchase shares in the offering to meet the minimum.

Item 2 Risk Factors, page 11

13.   We note your response to comment 14. Please revise the risk factor subheading for risk factor 8 to indicate 32% of your revenues in 2005 came from contingent commission arrangements, overrides and other incentives.

14.   Please revise risk factor 17 to clarify your discussion of the applicable ownership limitations for your officers and directors. Currently your discussion indicates that your officers and directors "investment in [y]our common stock represents 71% of the voting shares … outstanding prior to this Offering." However, you later disclose that, pursuant to your Amended and Restated Shareholders Agreement "the senior officers of the Company are restricted to owning, as a group, no more than 20% of the issued and outstanding voting stock of the Company … [and] also the amount of voting common stock that any shareholder may beneficially own to 9.99% of all issued and outstanding voting stock …" For example, but without limit, do your board members own 50% plus of your voting shares? Or, is there a distinction between the actual ownership percentages and voting percentages which ought to be addressed here? Please revise to clarify.

Item 3 – Business and Properties, page 19

15.   We note various disclosures throughout the offering circular that appear to be inconsistent with the amounts recorded in the financial statements. For example, on page 23 you state the percentage of revenues derived from various sources, which appears to include categories that are no longer classified as revenue in the financial statements. In addition, we note similar disclosures on page 14. Please revise your disclosures throughout the offering circular to be consistent with the amounts recorded in the financial statements.

Item 4, page 42

16.   We note your disclosure on pages 40 and 70 that the company's profit "would have been" $374,000 before taxes, if various costs had not been incurred. Please clarify whether each category of costs is expected to be recurring or non-recurring in nature (i.e. if each type of charge is reasonably likely to recur within two years or there was a similar charge in the prior two years). Note the designation of "non-recurring" refers to the specific nature of the charge and not to a "level" or amount that is considered "unusual." For items identified as "non-recurring," please explain your basis for this conclusion. Consider discussing the specific nature of the items identified without disclosing a hypothetical amount of profit. Refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" maintained on the Commissions' website at www.sec.gov.

Item 7(a), page 43

17.   Your discussion of the Reagan Consulting, Inc. report indicates that the

David Boedker
Keystone Insurers Group, Inc.
November 30, 2006
p. 5

"valuation is not a market valuation and only reflects a valuation of the company by [the consulting firm]." Please explain the meaning of this disclosure, clarifying the type of valuation received and why it does not reflect your market value. In this regard we also note that the Reagan report explicitly refers to the fair market value of the company.

18. We note your reference to the valuation of the company by Reagan Consulting, Inc. in your response to Item 7(a). Please revise to indicate date of the valuation of the company by Reagan Consulting, Inc. Also advise us why the net tangible book value of the company is based on the valuation of the company by Reagan Consulting, Inc. We may have further comment.

Item 9 – Use of Proceeds, page 46

19. We note you indicate your order of priority to use the proceeds in this section. We also note your disclosure in Item 12 indicates a slightly different order of priority for the proceeds. Please reconcile your disclosure in these sections.

Item 11, page 48

20. We note your disclosure that the company made a $210,000 withdrawal against its credit line in order to make a tax payment for 2006. Please explain management's decision to use the credit line in this manner – for example, were your existing cash balances insufficient to make these payments? In addition, please clarify the interest rate on this line of credit and when management expects to repay it.

Item 13 Capitalization, page 49

21. We note that you indicate that no common shares are reserved to meet conversion requirements for the issuance upon exercise of option, warrants or rights. We do not understand your disclosure. We note that senior management currently holds options. We also note that your board of directors has authorized the issuance to the existing shareholders of options exercisable for up to 20% of the shares of common stock issued and outstanding upon the completion of the offering. Please revise as appropriate.

22. Please revise your disclosure to include the actual capitalization at the most recent balance sheet date.

Item 20, page 53

23. We note your disclosure that you do not intend to declare or pay dividends. Please revise to also indicate the current amount of assets available for payment of dividends.

Item 26, page 56

24. We note your statement that "proceeds from stock sales to new franchises will not be placed in escrow." We also note your statement that the duration of the offering to new franchises is two years. We do not understand your statement the any sales to new franchises will not be placed in escrow. Clarify whether you will be making offers to new franchises during the 270 days following the initial qualification of the offering statement. If you will be making offers to new franchises during the 270 days then it appears to us that the proceeds from stock sales to the new franchises would need to be placed in the escrow account. Please revise as appropriate or advise us how you may make sales to new franchises without placing the proceeds into the escrow account prior to reaching the minimum amount. We may have further comment.

Item 38, page 67

25. Please revise this section to address the options currently issued to senior management. Also indicate that options will be issued to the existing shareholders upon the completion of this offering.

Item 39(b), page 67

26. Please provide more detailed disclosure regarding your agreement with Duncan Financial Group to form KIG Financial Services, Inc. For example, what was the dollar value of your investment, are profits/losses shares based on membership interest, who manages the day to day operations of the entity, etc.

27. In your last responsive paragraph under this section you state that "[a]ll future material affiliated transactions and any forgiveness of loans must be approved by a majority of the issuer's independent directors who do not have an interest in the transaction[] …" However, in the same paragraph you indicate that you do not have any independent directors. Please revise your disclosure accordingly.

<u>Item 40, page 69</u>

28.   We note your response to our prior comment 28 from our letter dated February
       27, 2006. While the company has made substantial revisions to its disclosure in
       response, we believe that the existing disclosure could be clearer as to how the
       bonuses are calculated and the expected payouts under the plan. Please revise
       your disclosure accordingly.

<u>Financial Statements</u>

29.   Please note that in accordance with paragraphs (1) and (2) of Part F/S of Form 1-
       A, the financial statements included in the registration statement must be within
       a date within six months of the filing date of any amendment, and at the effective
       date of the registration statement. In addition, to the extent that a filing is made
       more than 90 days after the most recently completed fiscal year, the financial
       statements for that fiscal year must be included in the filing. Also, ensure that a
       currently dated consent of the independent accountant is included with any
       amendment.

<u>Audited Financial Statements for the years ended December 31, 2005, 2004 and
2003</u>

<u>Balance Sheet, page 3</u>

30.   We note that minority interest is classified as a component of stockholders'
       equity. Please revise the financial statements to present the minority interest
       outside of permanent equity for all periods presented.

<u>Note 1 – Summary of Significant Accounting Policies, page 8</u>

31.   We note your responses to prior comments 37 and 38, and your revised
       disclosures in Note 1. With respect to your disclosure regarding reclassifications
       on page 8, please expand your disclosure to clarify why you believe that each
       category that was previously classified as revenue has been appropriately
       reclassified on a net basis. For each separate category of transactions noted,
       explain how you evaluated the factors in paragraphs 7-17 of EITF 99-19 to
       determine whether gross or net presentation was appropriate. State whether you
       act as principal or agent with respect to each category of transactions noted, and
       for any amounts for which the presentation has been revised, disclose the
       amounts that were previously recorded in the financial statements on a gross
       basis.

32.   We note your disclosure regarding revenue recognition on page 10. Please

clarify how each significant category of revenue meets each of the primary criteria outlined in Staff Accounting Bulletin No. 104. For example, we note no discussion regarding how management evaluates whether collectibility is reasonably assured, or what typically constitutes evidence of an arrangement. In addition, we note various disclosures regarding profit sharing revenue, while your disclosure on page 8 states that profit sharing revenue has been reclassified to be recorded on a net basis. Please clarify and revise your disclosures accordingly.

Note 10 – Senior Officer Incentive Compensation, page 19

33.   We note your disclosures regarding the stock option award pool. Please revise your disclosures to include your accounting policies with respect to share based compensation, including whether the fair value method or intrinsic value method was used to value the awards under SFAS 123 and APB 25. Revise to provide all of the information required by paragraphs 45-48 of SFAS 123, and to discuss the effect of the adoption of SFAS 123(R) as of January 1, 2006.

Note 13 – Subsequent Events, page 21

34.   We note your disclosures regarding the options that were issued exercisable for up to 20% of the issued and outstanding shares of common stock. Please revise your disclosures to state the minimum and maximum number of shares that can be issued under these awards, disclose the fair value for each award along with the major assumptions used to value the awards, as well as the manner in which the resulting compensation expense will be recorded under SFAS 123(R).

Interim Financial Statements for the period ended June 30, 2006

35.   We note that the interim financial statements do not include any footnotes. While the interim financial statements may be unaudited, they must still comply with generally accepted accounting principles, which are generally set forth with respect to interim financial statements in Item 310(b) of Regulation S-B. As discussed in paragraph (2) of Part F/S of Form 1-A, income statements for interim periods must include a statement that in the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been recorded. In addition, management must also state whether all adjustments were of a normal recurring nature or if not, provide a supplemental letter detailing the nature of any non-recurring adjustments. Consider the disclosure requirements of Part F/S of Form 1-A and Item 310(b) of Regulation S-B and revise your disclosures accordingly.

36.   Please revise the interim financial statements to address the comments above with respect to the annual financial statements. It would appear that at a

David Boedker
Keystone Insurers Group, Inc.
November 30, 2006
p. 9

minimum, the interim financial statements should be revised to address the presentation of the minority interest and the disclosures regarding share based payment under SFAS 123(R).

37.   We note that the statement of operations for the six months ended June 30, 2006, reflects revenue of $2.6 million, compared to revenue of $3.3 million for the entire year ended December 31, 2005. Please tell us whether the revenue reported in the unaudited interim financial statements has been calculated on a basis consistent with the audited financial statements for the year ended December 31, 2005. If not, please revise the financial statements accordingly. If the revenue recorded in the financial statements for both periods has been calculated on a consistent basis, provide disclosure in the offering circular regarding the factors underlying the significant increase in revenue compared to same period in the previous year.

38.   We note the caption "treasury stock" on the balance sheet. Please disclose the material terms of the treasury stock transactions, along with any other material changes in equity that are not specifically disclosed in the statement of stockholders' equity.

Part III Exhibits

Exhibit 4 – Form of Subscription Agreement

39.   We note your revisions to your Form of Subscription Agreement in response to our prior comment 42. However, we continue to believe that a subscriber should not be required to represent matters or waive matters that may be available to him under the federal securities laws or represent that he understands disclosure in the offering circular. See for example Section 6 in which the subscriber represents that they have read and understands the offering circular. Please revise as necessary.

Signatures

40.   Please revise your signature page to indicate that the company has signed the Offering Circular. Also revise to include signatures of the listed individuals that have signed your Offering Circular. Also indicate the date that the individuals signed your Offering Circular.

Closing Comments

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Hastings
       Fax: 412.392.5367